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                                                                    EXHIBIT 23.5

                     [KELLER & COMPANY, INC. LETTERHEAD]

December 22, 1997

The Board of Directors
First Federal Savings and Loan Association
  of Hazleton
12 E. Broad Street
Hazleton, Pennsylvania 18201-0950

Re:    Subscription Rights - Conversion of First Federal Savings and Loan
                             Association of Hazleton
                             Hazleton, Pennsylvania

Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the "to be issued" common stock of Northeast Pennsylvania Financial Corp. (the "Corporation"), Hazleton, Pennsylvania in regard to the conversion of First Federal Savings and Loan Association of Hazleton ("First Federal" or the "Bank") from a federal-chartered mutual savings and loan association to a federal-chartered stock savings bank with the name First Federal Bank.

Because the Subscription Rights to purchase shares of Common Stock in Northeast Pennsylvania Financial Corp., which are to be issued to the depositors of First Federal Savings and Loan Association of Hazleton and the other members of the Bank and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

           (1) The Subscription Rights will have no ascertainable fair market value, and;

           (2) The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.

/s/ MICHAEL R. KELLER

Michael R. Keller
President